

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 16, 2015

Via E-mail
Barry G. Steele
Vice President, Chief Financial Officer and Treasurer
Gentherm Inc.
21680 Haggerty Road
Suite 101
Northville, MI 48167

> **Re:** **Gentherm Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 0-21810**

Dear Mr. Steele:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. You disclose on page 8 that you supply your products to Hyundai, Volkswagen, BMW, Toyota Motor Corporation, Daimler and Honda. Publicly available information indicates that each of these companies has sold or sells cars or trucks to Syria and/or Sudan. We also are aware of recent news articles reporting that you supply climate control sleep system technology to a company in Dubai which sells its products in the Middle East. Syria, located in the Middle East, and Sudan, which can be understood to be included in references to the Middle East, are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries,

affiliates, distributors or other direct or indirect arrangements, including whether the referenced companies incorporate your products or technology into products they sell in Syria or Sudan. You should describe any products, components, technology or services you have provided, directly or indirectly to those countries, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
        Assistant Director
        Division of Corporation Finance